January 19, 2012

Jeffrey Yin, Esq.
Chief Compliance Officer and General Counsel
Medallion Financial Corporation
437 Madison Avenue, 38th Floor
New York, New York 10022

RE: Medallion Financial Corporation
      File Nos.: 333-178644 and 814-00188

Dear Mr. Yin:

On December 20, 2011, you filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") on behalf of Medallion Financial Corporation ("Fund"). The registration statement was filed, pursuant to Rule 415 under the 1933 Act, to register the Fund's common and preferred shares, warrants, subscription rights, and debt securities for sale by the Fund. The Fund has previously elected to be treated as a business development company under the Investment Company Act of 1940 ("1940 Act"). We have used the captions and page numbers from the registration statement to indicate the sections of the registration statement to which our comments relate. However, you should consider a comment made with respect to one section to be applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

Cover Pages

1. Please revise the first sentence of the bolded fifth paragraph ("Investing in our securities involves a high degree of risk") to indicate that, as stated on pages 22 and 24 of the prospectus, such investments are "highly speculative."

2. Immediately before the sentence with the cross reference required by Item 1.1.j., please include the following statement in the same bold face type:

> The securities in which the Fund invests will not be rated by any rating agency. If they were, they would be rated as below investment grade or "junk." Indebtedness of below investment grade quality has predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

3. If the Fund intends to seek shareholder approval at its upcoming annual meeting to offer its securities below NAV, as required under Section 63(2) of the 1940 Act, this intention should be disclosed in the second paragraph on the cover and, where appropriate, in the prospectus.

4. Please add a statement to the paragraph immediately preceding the "Table of Contents" noting that the prospectus will be amended to reflect material changes.

5. Please add the statement required by Rule 481(e) under the 1933 Act with respect to the dealer prospectus delivery requirement.

6. Please inform us how the Fund will account for the offering expenses related to the shares being registered.

Prospectus Summary

1. Throughout the prospectus, please update all financial information to a more recent date than September 30, 2011 (December 31st, if possible).

2. We note that 62% of the Fund's portfolio is comprised of fixed-rate medallion loans. Please disclose, where appropriate, the portfolio's interest rate risk.

3. The disclosure in the "Overview" subsection, on page 1, states that "[t]otal assets under our management, which includes assets serviced for third party investors and managed by unconsolidated portfolio companies, were approximately $1.11 billion as of September 30, 2011…." Please clarify the meaning of the term "assets serviced for third party investors and managed by unconsolidated portfolio companies." "Total assets under our management" should include only the value of the loans made by the Fund, its equity investments, and the value of its investments in Medallion Bank and any other unconsolidated subsidiaries.

4. At the end of the "Strategy" subsection, on page 1, please include the following or similar disclosure:

> Investments in our portfolio companies are not rated by any of the public ratings agencies, but if they were rated they would be rated below "investment grade." Our portfolio companies may have limited access to capital, higher funding costs, abrupt business cycles, and intense competition. These factors could impair their cash flow or result in other events, such as bankruptcy, that could limit their ability to repay their obligations to us and may materially adversely affect the return on, or the recovery of, our investments in their businesses.

5. The disclosure in the "Commercial Loans" subsection, on page 2, states: "We plan to continue to expand our commercial loan activities to develop a more diverse borrower base and a wider geographic area of coverage, as well as to expand our targeted industries." Please precede this

statement about the Fund's plans with specific information about the Fund's current "commercial loan activities." To what extent is the portfolio currently concentrated by geography and industry? What is the average asset size of the companies invested in by the Fund?

6. In the same subsection, on page 3, please clarify the difference between the "asset-based loans" made by the Medallion Business Credit division and the "secured mezzanine loans" made by Medallion Capital, Inc. We note that the paragraph titled "Secured Mezzanine Loans," states that Medallion Capital, Inc., makes "senior and subordinated loans." Please clarify this apparent inconsistency between the text of the paragraph and its title.

7. The paragraph titled "Secured Mezzanine Loans," states that "we originate both senior and subordinated loans to businesses in a variety of industries, including radio and television stations, airport food service operations and various manufacturing concerns." Please disclose the nature of the secured interests that the Fund takes in its secured commercial loans.

8. The disclosure in the paragraph titled "Other Secured Commercial Loans" states that "[w]e originate other commercial loans that are not concentrated in any particular industry." Which entity originates these loans? Other than that they are "generally fixed-rate," how do these loans differ from the loans described in the previous two paragraphs of the disclosure? Does this statement imply that the other commercial loans originated by the Fund are concentrated?

9. In the subsection, "Consumer Loans," on page 3, please clarify that, although Medallion Bank does make loans for the purchase of "recreational vehicles, boats, motorcycles and horse trailers," to the extent required by FDIC diversification requirements, its principal function is medallion loan financing. Please confirm to us that the "consumer loans" are not qualifying assets for purposes of Section 2(a)(46) of the 1940 Act.

10. The "Sources of Funds" subsection, on page 3, states that "[w]e have historically funded our lending operations primarily through credit facilities with bank syndicates and, to a lesser degree, through fixed-rate, senior secured notes and long-term subordinated debentures issued to or guaranteed by the Small Business Administration, or the SBA."

> a) It appears from the "Notes to the Financial Statements," on page F-7, that the Fund has four consolidated subsidiaries that are sources of its funding. Three of the four are SBICs: (1) Medallion Funding LLC, which is the primary taxicab medallion lending company; (2) Medallion Capital, Inc., which conducts a mezzanine financing business; and (3) Freshstart Venture Capital Corp., which originates and services taxicab medallion and commercial loans. A fourth controlled subsidiary, Medallion Financing Trust I, which is not an SBIC, issues unsecured preferred securities. The sources and relative amounts and percentages of all funding for the Fund's operations need to be clarified in the prospectus. In addition to Medallion Funding LLC, are any of the subsidiaries registered as business development companies?

b) Medallion Funding LLC, has a wholly-owned financing subsidiary, Taxi Medallion Loan Trust III ("Trust"). Loans originated by Medallion Funding are transferred to the Trust, which the Trust pays for with borrowings secured by the loans. Please address in your response letter the following issues raised by the Trust:

1) Please explain why Medallion Funding LLC, through the Trust, has borrowed using bank loans, given that the SBA offers fixed rate, low cost 10-year loans to SBICs.

2) Please clarify the effect of the guarantee provided by Medallion Funding LLC. It does not appear, based on the guarantee, that the Trust is a bankruptcy remote entity whose obligations are secured solely by the portfolio loans its holds?

3) Please clarify whether the Trust's creditors have a claim on the assets of Medallion Funding LLC and the Fund. It appears that they do, based on the guarantee provided by Medallion Funding LLC.

4) Please clarify whether the Trust is consolidated or the transfer of loans to the Trust is structured and accounted for as a "true sale."

5) Do the loans transferred to the Trust remain on the consolidated balance sheet of the Fund and its subsidiaries? If not, what is the accounting justification for not consolidating them?

c) Please clarify the following issues with respect to the Fund's SBICs:

1) Please identify all of the Fund's subsidiaries that are SBICs.

2) Are the assets and liabilities of all of the SBICs included on the Fund's consolidated balance sheet?

3) Please clarify whether the liabilities of the direct and indirect consolidated subsidiaries, including the Trust's, are included in the calculation of the Fund's asset coverage.

4) Assuming that Section 18(k) of the 1940 Act exempts the indebtedness of the SBICs, including the Trust's, from treatment as senior securities under Sections 18(a) and 61(a) of the 1940 Act, do you agree that their indebtedness is a liability of the Fund for purposes of the asset coverage calculation under 18(h) of the 1940 Act?

5) If so, what is the effect on the Fund's asset coverage of including the indebtedness of the SBICs, including the Trust's, on the Fund's consolidated balance sheet?

d) Please inform us whether the SBA, or any other authority, limits the leveraging that the Fund's SBICs and the Trust can take. Is the Trust's debt or the Trust's debt guaranteed by Medallion Funding LLC included when determining compliance with such limits? If so, please explain to us what those limits are and how the Fund's SBICs and the Trust are in compliance with the applicable limits on their leveraging.

e) Please inform us about how the Fund calculates asset coverage and determines compliance with Sections 18(a) and 61(a) of the 1940 Act on a consolidated basis.

f) Please provide, where appropriate in the prospectus, a chart that identifies and shows the purpose, and relationship to the Fund, of every subsidiary of the Fund.

11. At the end of the subsection "Determination of Net Asset Value," on page 3, please add the following information, which also appears in the prospectus on page 19:

Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate over short periods of time and may be based on estimates. As a result, our determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

Available Information, page 4

Please disclose the 1933 Act file number of the current "registration statement on Form N-2."

Fees and Expenses, page 5

1. Please revise footnote 3 to state that the calculation of "average net assets attributable to common stock" is based on an estimate of the Fund's average net assets for the current fiscal year, taking into account the net proceeds from offerings of common shares expected to be received by the Fund in the current fiscal year.

2. At the end of the line item "Operating Expenses," please add the parenthetical phrase "(estimated for the current fiscal year)." Please also delete footnote 4.

3. Please revise the first sentence of footnote 6 to state that the "Interest Payments on Borrowed Funds" are estimated for the current fiscal year. Please confirm to us that this figure includes the interest on the Fund's preferred shares currently outstanding and expected to be issued in the current fiscal year.

4. Please provide an "Acquired Fund Fees and Expenses" line item if it is expected that any of the Fund's assets will be invested in an "acquired fund," including a money market fund, and the indirect expenses of such an investment are expected to be equal to, or greater than, one basis point. See Instruction 10 to Item 3.1. of Form N-2.

5. Please delete the last sentence of footnote 7. It is irrelevant and could be confusing to investors.

Example, page 5

1. In the first paragraph of the Example, please delete the statement: "we have assumed we would have no leverage." Replace it with a statement that the Example assumes that the Fund's annual expenses, including leverage, would remain the same each year. See Instruction 11 to Item 3.1. of Form N-2.

2. The first paragraph also states that the Example will be restated to reflect the sales load "[i]n the event that shares to which this prospectus relates are sold to or through underwriters… ." Please add that, as disclosed elsewhere in the prospectus, shares may be sold by agents and dealers, as well as underwriters.

3. The second paragraph of the Example states that "[t]his illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation in any of the indicated time periods." There is no disclosure in the prospectus about a performance fee based on realized capital gains. Please explain what appears to be a reference to such a performance fee. Please also inform us whether the managers are exempt from registration under Section 203 of the Investment Advisors Act of 1940.

Selected Condensed Consolidated Financial Data, page 7

If possible, please present all financial information as of the end of the calendar year.

Use of Proceeds, page 10

1. Please state the interest rate and maturity of the debt to be paid off with the net proceeds of the offering. See instruction 2 to Item 7.1 of form N-2.

2. Please confirm that the Fund will invest the proceeds of the current offering within the time limits provided for a business development company in "Guide 1" of the "Guidelines for Form N-2."

Dividends, page 10

Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, it should disclose the components of the distribution yield. In addition, any reports containing distribution yields should be accompanied by the SEC total return and/or yield and the Fund should also disclose that the distribution yield does not represent its performance.

Consumer lending by Medallion Bank…, page 13

Please clarify who is referred to by the phrase "consumers that have blemishes on their credit reports."
Are these the principal loan customers of Medallion Bank?

We operate in a highly regulated environment…, page 13

The disclosure states that "we rely upon several exemptive orders from the SEC permitting us to
consolidate our financial reporting and operate our business as presently conducted." Please identify
to us the specific exemptive orders referred to by this statement.

Federal and state law may discourage certain acquisitions of our common stock…, page 14

1. The disclosure states that "we are an 'insured depository institution' within the meaning of the
Change in Bank Control Act…." Regardless of whether this statement is technically correct for
purposes of the "Change in Bank Control Act," it has potential to mislead investors with respect to the
very significant risks of investing in the Fund. Please revise the disclosure to eliminate any possible
misapprehension on the part of investors that their investments in the Fund are insured deposits.

2. The FDIC is authorized to conduct examinations of Utah industrial loan companies and their
holding companies. See Section 10(b) of the Federal Deposit Insurance Act (12 U.S.C. Section 1820
(B)). Please inform us when Medallion Bank was last examined and furnish us with the results of that
examination. Please also inform us whether the Fund is eligible for the exemption from the Bank
Holding Company Act in 12 U.S.C. Section 1841(c)(2).

3. Please disclose the limitations imposed by federal and state law on the amount of dividends payable
by Medallion Bank. If the restrictions on the dividends payable by Medallion Bank could affect the
Fund's qualification as a "regulated investment company," please disclose this risk.

If our primary investments are deemed not to be qualifying assets…,page 15

The disclosure states that "[o]ur investment in Medallion Bank may constitute a non-qualifying asset.
As of September 30, 2011, up to 27% of our total assets were invested in non-qualifying assets." We
note that the value of the assets of Medallion Bank is continuing to grow at a double digit compound
annual rate. The disclosure also states that "if such proactive measures are ineffective and our primary
investments are deemed not to be qualifying assets, we could be deemed in violation of the 1940
Act…." How often has the Fund had to take "proactive steps" at the end of a quarter to maintain
compliance with section 55(a) of the 1940 Act?

We may have difficulty paying our required distributions…, page 17

The disclosure states that "we will include in taxable income certain amounts that we have not yet received in cash, such as original issue discount, which may arise if we receive warrants in connection with the origination of a loan or possibly in other circumstances, or contractual payment-in-kind interest…."

a) Please disclose how much of the Fund's current income is attributable to original issue discount ("OID.")

b) Disclose whether the Fund has a policy limiting its ability to invest in instruments with OID, including payment-in-kind ("PIK") loans.

c) In the Schedule of Investments, on pages 66 and F-36, and wherever appropriate in the financial statements, please disclose the amount of PIK interest payable on each loan and the amount of OID attributable to each warrant.

d) If the Fund's OID investments will be significant, please provide summary risk disclosure about the fact that such investments will require the Fund to pay incentive fees and taxes on accrued income that will not be collectible until maturity of the instrument and, ultimately, may not be collected.

We depend on cash flow from our subsidiaries to make dividend payments…,page 18

Please clarify the meaning of the statement that "as a condition of its approval by its regulators, Medallion Bank is required to maintain a 15% capital ratio." Please identify the "approval" and the "regulators" referred to. In addition, this statement seems inconsistent with the disclosure in the subsequent subsection, "Medallion Bank's use of brokered deposit sources…may not be available…," which states that "[i]f the capital levels at Medallion Bank fall below the "well-capitalized" level…the cost of attracting deposits from the brokered deposit market could increase significantly…" Currently, an insured depository institution is classified as "well capitalized" by the FDIC if its risk-based capital ratio is 10% or higher. Please revise the disclosure to clarify whether the bank could continue to take operate and take deposits if its capital ratio were to fall below the level "required by the FDIC."

Medallion Bank's use of brokered deposit sources for its deposit-gathering activities may not be available when needed, page 18

Please define the term, "brokered deposits." In addition, please discuss the risks to the banks of being reliant on what is considered in the banking industry to be "hot money" that is an unstable source of deposits.

Our investment portfolio is…recorded at fair value as determined in good faith by our management and approved by our Board of Directors…, page 19,

1. The disclosure states that "[u]nder the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our management and approved by our Board of Directors." Please revise this statement to make clear that it is the responsibility of the Fund's Board of Directors to fair value the Fund's investments. See Section 2(a)(41)(B) of the 1940 Act.

2. With respect to the disclosure about the "written guidelines approved by our Board of Directors," please also clarify that it is the obligation of the Board to "regularly review the appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments" (Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003)).

3. Explain to us how the value of the Fund's investment in Medallion Bank is calculated? How are the assets valued? Are values ascribed to the Utah industrial loan charter and a core deposit intangible?

Acquisitions may lead to difficulties that could adversely affect our operations, page 20.

Please disclose whether the fund currently intends to make any "corporate acquisitions."

Our Board of Directors may change our operating policies and strategies without prior notice or shareholder approval.., page 21

Please disclose how much notice, if any, shareholders will be given of the Board's decision to change the Fund's operating policies or strategies.

Changes in taxicab industry regulations that result in the issuance of additional medallions…could lead to a decrease in the value of our medallion loan collateral, page 21

Please update the disclosure to reflect the fact that the legislation described as "enacted" by the New York State legislature has now been signed by Governor Cuomo. The new law, according to press reports, would created as many as 2,000 additional "yellow cab" medallions and 18,000 "livery" medallions. Please revise the disclosure to address the following issues with respect to the new law. How has the value of the existing New York City medallions been affected? Have the valuations of the medallion loans made by the Fund been affected by a reduction in the value of the collateral? On the other hand, will the Fund and Medallion Bank benefit from an expansion of lending opportunities in New York City? Does the recent action of the New York legislature heighten the political risk that the number of medallions could be increased in other cities?

We may allocate the net proceeds from this offering in ways with which you may not agree, page 25

Please clarify the meaning of the statement that "[w]e use allocate the net proceeds from this offering in ways with which you may not agree or for purposes other than those contemplated at the time of the offering." This statement implies that the advisor may use strategies or make investments not disclosed by the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of operations, page 27

1. The disclosure states that "[t]o take advantage of this low cost of funds, we refer a portion of our taxicab medallion and commercial loans to Medallion Bank, which then originates these loans. We earn referral fees for these activities." However, in a "Talking Points" memorandum submitted to the staff in December, 2006, you described the lending process as follows: "[m]edallion loans and commercial loans that are financed by Medallion Bank reflect Medallion Bank as the lender but are originated and serviced by the same departments at Medallion Financial as when such loans are financed from other financing sources in the Medallion family." Please explain the apparent inconsistency in the two descriptions of the origination process. Please explain exactly how the Fund is able "to take advantage of [Medallion Bank's] low cost of funds." What factors determine which loans are "referred" to Medallion Bank?

2. Please correct an apparent typo in the financial information on page 30. The yield on the medallion loans in the Medallion Bank's portfolio is shown as 17.77% (compared to a weighted average yield on the medallion loans in the Fund's portfolio of 5.59%). The disclosure on page 32, however, states that the weighted average gross yield of the managed consumer loan portfolio was 17.77% at September 30, 2011, indicating a likelihood that the yields on the bank's medallion loans and consumer loans, on page 30, have been transposed.

3. Please disclose how the FDIC restricts the amount of medallion loans that Medallion Bank may finance. Please discuss whether the combination of the FDIC's diversification requirements and the 30% limit on non-qualifying assets imposed by Section 55(a) of the 1940 Act have combined to restrict the future growth of Medallion Bank.

Management, page 69

1. Please revise the tables, on page 69, to conform to the requirements of Item 18(1) of Form N-2. Please also list any other directorships held by the Directors during the past five years, as required by Item 18(6)(b) of Form N-2

2. Please revise the disclosure, on page 75, to disclose the specific characteristics or circumstances of the Fund that make its leadership structure appropriate. See Item 18(5)(a) of Form N-2.

Executive Compensation, page 77

1. Please put the tables, currently on pages 87-92, at the front of this section.

2. Please inform us whether the Fund intends to request exemptions from Sections 23(a), 23(b) and 63 of the 1940 Act and, under Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act, authorizing joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act. Such exemptive relief, we note, was granted in 2009 permitting the Company to issue a limited number of shares of its restricted common stock, as part of the compensation packages for its officers and employees described on page 85.

Other

1. In future filings please include a cover letter that describes the purpose of the filing and provides the address and direct telephone number of a representative of the Fund to whom the staff may direct questions and comments about the filing.

2. Does the prospectus describe all of the fundamental policies of the Fund with respect to any of the activities listed in Item 17.2. of Form N-2 and any other policy that the Fund deems fundamental? Does the Fund reserve freedom of action with respect to any of these activities?

3. Does the prospectus describe fully all significant investment policies of the Fund that are not deemed fundamental and that may be changed without the approval of the holders of a majority of the voting securities?

4. Does the prospectus disclose the extent to which the Fund may engage in its fundamental and non-fundamental policies and the risks inherent in such policies?

5. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * *

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the 1933 Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any questions about these comments, please call me at 202-551-6943 or e-mail me at o'connorj@sec.gov.

Very truly,

James E. O'Connor
Attorney/Advisor